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                         July 20, 2023

       Weilai Zhang
       Chief Executive Officer
       Antelope Enterprise Holdings Ltd
       Room 1802, Block D, Zhonghai International Center
       Hi-Tech Zone, Chengdu
       Sichuan Province, PRC

                                                        Re: Antelope Enterprise
Holdings Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed May 1, 2023
                                                            File No. 001-34944

       Dear Weilai Zhang:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.
 Weilai Zhang
FirstName  LastNameWeilai
Antelope Enterprise HoldingsZhang
                             Ltd
Comapany
July       NameAntelope Enterprise Holdings Ltd
     20, 2023
July 20,
Page  2 2023 Page 2
FirstName LastName
Form 20-F for the Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 82

1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
         7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company
         Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the
         Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act,
         2023, available on our website at
https://www.sec.gov/corpfin/announcement/statement-
         hfcaa-040623.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Andrew Mew at (202) 551-3377 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Disclosure
Review Program
cc:      Joan Wu